EXHIBIT 99.2

Consolidated Mercantile Incorporated

2007 Annual Report

TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2007.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During this period, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

Net Earnings for the period, which includes the gain on sale of Polyair, were $3.2 million compared to a Net Loss of $9.1 million in the preceding year.  Earnings per share for the year was $0.63 compared with a loss per share of $1.80 in the comparable 2006 period.

During the period under review, the Company provided notice of its intention to renew its normal course issuer bid to repurchase up to 5% of its issued and outstanding shares in the open market until September 23, 2008.  The number and timing of such purchases, if any, are to be determined by the Company.

Your directors are extremely pleased with the results achieved to-date.  As we reflect on the past we look forward to the future and continue to search for new opportunities.  Together with the Executives and Officers, we take this opportunity to thank our Shareholders for their continued support.

On Behalf of the Board

“Signed”

Fred A. Litwin
President

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS	2007	2006
		(Note 13)
Current
Cash and cash equivalents	$10,961,412	$3,573,402
Short-term investments	5,461,581	6,627,101
Accounts receivable	26,351	21,645
Prepaid expenses	23,446	23,841
Notes receivable (Note 3)	832,459	-
Future income taxes (Note 10)	-	18,000
Assets held for sale (Note 5)	-	12,140,648
	17,305,249	22,404,637

Investments (Note 4)	378,746	508,631
Notes receivable (Note 3)	457,513	-
Assets held for sale (Note 5)	-	1,193,449
Future income taxes (Note 10)	-	14,987
	$18,141,508	$24,121,704

LIABILITIES
Current
Accounts payable and accrued liabilities	$693,078	$105,493
Income taxes payable	849,469	853,707
Liabilities of business being sold (Note 5)	-	9,162,066
	1,542,547	10,121,266

Deferred gain (Note 6)	420,953	-
Liabilities of business being sold (Note 5)	-	671,689
Non-controlling interest of former consolidated subsidiary	-	1,353,719
	1,963,500	12,146,674

SHAREHOLDERS' EQUITY
Capital stock (Note 7)
Issued and outstanding
315,544 Class A Preference shares	141,826	141,826
5,081,207 Common shares	2,691,481	2,691,481
	2,833,307	2,833,307
Contributed surplus	59,411	59,411
Retained earnings	13,285,290	9,839,400
Accumulated other comprehensive loss	-	(757,088)
	16,178,008	11,975,030

	$18,141,508	$24,121,704

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

"Signed"	Director	"Signed"	Director
Fred A. Litwin	Stan Abramowitz

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005

BALANCE AT BEGINNING OF YEAR,
as previously stated	$9,839,400	$18,979,164	$25,093,049

Unrealized gain on short-term investments,
net of taxes (Note 1)	237,135	-	-

BALANCE AT BEGINNING OF YEAR, as restated	10,076,535	18,979,164	25,093,049

Excess of cost of shares purchased for cancellation
over stated value	-	(10,628)	(10,432)

Net earnings (loss) for the year	3,208,755	(9,129,136)	(6,103,453)

BALANCE AT END OF YEAR	$13,285,290	$9,839,400	$18,979,164

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)
	2007	2006	2005

BALANCE AT BEGINNING OF YEAR,
as previously stated	$-	$-	$-

Share of accumulated unrealized exchange loss of
significantly influenced company (Note 1)	(757,088)	(1,048,467)	(868,200)

BALANCE AT BEGINNING OF YEAR, as restated	(757,088)	(1,048,467)	(868,200)

Other comprehensive income (loss) for the year	757,088	291,379	(180,267)

BALANCE AT END OF YEAR	$-	$(757,088)	$(1,048,467)

See accompanying notes to consolidated financial statements.

AUDITORS’ REPORT

To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated as at December 31, 2007 and 2006 and the consolidated statements of retained earnings, accumulated other comprehensive loss, operations and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KRAFT BERGER LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 29, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005
		(Note 13)	(Note 13)
REVENUE
Interest income	$194,304	$225,617	$221,432
Investment income (loss)	359,629	(217,608)	394,862
	553,933	8,009	616,294
EXPENSES (Schedule)
	1,426,177	505,759	850,142

LOSS FROM OPERATIONS BEFORE THE FOLLOWING	(872,244)	(497,750)	(233,848)

Equity loss of significantly influenced companies	(723,175)	(783,926)	(847,323)
Gain on dilution of investment in former equity investee	67,881	-	-
Gain on sale of investment in former consolidated subsidiary	130,850	-	-
Gain on sale of investment in former equity investee	5,272,151	-	-
Write-down of investment in significantly influenced company	(140,000)	-	-
Write-down of investment in former equity investee	-	(991,732)	-
	4,607,707	(1,775,658)	(847,323)

EARNINGS (LOSS) BEFORE INCOME TAXES	3,735,463	(2,273,408)	(1,081,171)

Income taxes (recovery) (Note 10)	(20,325)	700,263	(9,876)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	3,755,788	(2,973,671)	(1,071,295)

Loss from discontinued operations, net of taxes (Note 12)	(1,186,997)	(1,343,646)	(1,003,492)
Share of earnings (loss) from discontinued operations
of significantly influenced company	639,964	(4,811,819)	(4,028,666)
	(547,033)	(6,155,465)	(5,032,158)

NET EARNINGS (LOSS) FOR THE YEAR	3,208,755	(9,129,136)	(6,103,453)

Other comprehensive income (loss), net of taxes
Share of unrealized exchange gain (loss) of significantly
influenced company	(321,100)	54,766	(180,267)
Reclassification of unrealized exchange gain of significantly
influenced company to earnings	1,078,188	236,613	-
Other comprehensive income (loss)	757,088	291,379	(180,267)

COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$3,965,843	$(8,837,757)	$(6,283,720)

EARNINGS (LOSS) PER SHARE (Note 8)

Earnings (loss) per share from continuing operations
Basic and diluted	$0.74	$(0.59)	$(0.21)

Loss per share from discontinued operations
Basic and diluted	$(0.11)	$(1.21)	$(0.99)

Earnings (loss) per share
Basic and diluted	$0.63	$(1.80)	$(1.20)

See accompanying notes to consolidated financial statements.

SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005
		(Note 13)	(Note 13)
EXPENSES

Administrative and general	$1,083,445	$540,036	$539,540
Impairment of goodwill	-	-	118,720
Interest on long-term debt	-	-	26,359
Loss (gain) on foreign exchange	342,732	(34,277)	(154,477)
Loss on extinguishment of debt	-	-	320,000

	$1,426,177	$505,759	$850,142

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2007	2006	2005
		(Note 13)	(Note 13)

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$3,755,788	$(2,973,671)	$(1,071,295)
Items not affecting cash (Note 9(a))	(4,450,662)	2,551,569	1,109,100
Change in non-cash components of working capital
(Note 9(b))	579,038	19,722	(1,457,724)
	(115,836)	(402,380)	(1,419,919)
Funds provided by discontinued operations	8,012	-	78,164
	(107,824)	(402,380)	(1,341,755)

FINANCING ACTIVITIES
Issuance of common shares	-	-	79,625
Purchase of common shares for cancellation	-	(17,674)	(12,681)
Repayment of long-term debt	-	-	(550,000)
	-	(17,674)	(483,056)

INVESTING ACTIVITIES
Decrease (increase) in note receivable to former
consolidated subsidiary	1,082,459	(250,000)	-
Increase in notes receivable	(1,289,972)	-	-
Decrease (increase) in short-term investments	1,634,870	(2,802,839)	(3,377,060)
Proceeds from disposal of investment in
former consolidated subsidiary, net	420,954	-	-
Proceeds from disposal of investment in
former equity investee, net	6,003,795	-	-
	7,852,106	(3,052,839)	(3,377,060)

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(356,272)	11,306	(83,386)

CHANGE IN CASH AND CASH EQUIVALENTS	7,388,010	(3,461,587)	(5,285,257)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,573,402	7,034,989	12,320,246

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 9(c))	$10,961,412	$3,573,402	$7,034,989

SUPPLEMENTARY CASH FLOW INFORMATION
FROM CONTINUING OPERATIONS:

Interest paid	$-	$-	$14,345
Income taxes paid	24,241	41,516	1,451,621

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.

In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive Designs Furniture Inc. (“Distinctive”), a consolidated subsidiary which manufactures leather and fabric upholstered furniture.  Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold all of its shares and all of the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated (Notes 12 and 13).  Assets and liabilities held by Distinctive as at December 31, 2006 have been reclassified as Assets and Liabilities Held for Sale (Note 5).

1.           CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new accounting standards:  Handbook Section 1530: Comprehensive Income, Handbook Section 3251: Equity, Handbook Section 3855: Financial Instruments – Recognition and Measurement, Handbook Section 3861: Financial Instruments – Disclosure and Presentation, Handbook Section 3865: Hedges, and Handbook Section 1506: Accounting Changes.  These new standards became effective for the Company on January 1, 2007.

(i) Comprehensive Income.  CICA Handbook Section 1530, “Comprehensive Income”, was issued to introduce new standards for reporting and presenting comprehensive income.  Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. Financial statements for prior periods are required to be restated for certain comprehensive income items.

(ii) Equity. The CICA issued Handbook Section 3251, “Equity”, which replaces Section 3250, “Surplus”.  It establishes standards for the presentation of equity and changes in equity.  Financial statements of prior periods are required to be restated for certain specified adjustments.  For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income.

(iii) Financial Instruments.  The CICA issued Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and subsequently issued Section 3861, “Financial Instruments – Disclosure and Presentation”.  Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.

(iv) Hedges.  CICA Handbook Section 3865, “Hedges”, was issued to clarify requirements for determining hedging relationships and applying hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

1.	CHANGES IN ACCOUNTING POLICIES (continued)

(v) Accounting Changes.  The CICA issued Handbook Section 1506, “Accounting Changes” which permits voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings.

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 is as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 (2006 - $1,048,467; 2005 -$868,200) to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 have no impact on the Company’s consolidated financial statements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles.

Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from management’s best estimates as additional information becomes available in the future.

Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from dates of placements.  The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments are classified as trading securities.  Effective January 1, 2007, short-term investments are recorded at fair value with both realized and unrealized gains and losses recognized during the year. Prior to January 1, 2007, short-term investments were recorded at the lower of cost and fair value with realized gains and losses recognized during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Financial Instruments (continued)

Notes receivable:  The fair value of a note with non-market rate of interest is estimated at the present value of all future cash flows and any difference between the fair value of a note and the cash consideration is recognized immediately in net earnings.

Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value based principally on short-term maturities and interest rates offered to the Company for debt with similar terms and conditions.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments.

Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Short-term investments invested with professional hedge fund managers represent 77.6% of the portfolio and can be withdrawn in any given month and therefore credit risk is considered minimal.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  A portion of the Company’s transactions is denominated in U.S. dollars.  Significant foreign exchange gains (losses) are reflected as a separate component of expenses.  The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.  Gains and losses on these financial instruments are recognized in the same period when incurred.  At December 31, 2007, the Company had no outstanding commitments.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has not used derivative financial instruments to reduce its exposure to interest risk.

Revenue Recognition

Interest income is recognized on an accrual basis.  Investment transactions are recorded on the transaction date and any realized gains and losses are recognized using the average cost of the investment. Net realized gains (losses) on the sale of investments include net realized gains or losses from foreign currency changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Short-term Investments

Effective January 1, 2007, the Company adopted the CICA Handbook Sections 3855 and 3861, and, accordingly, short-term investments are carried at fair value with both realized and unrealized gains and losses recognized during the year.  At December 31, 2007, the Company had marketable securities of $5,461,581 with a cost of $5,339,540.  Prior to January 1, 2007, short-term investments were stated at the lower of cost or market.  At December 31, 2006, the Company had marketable securities of $6,627,101 with a market value of $6,916,467.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

Foreign Currency Translation

i) Monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date.  Revenue and expenses are translated at the rates of exchange in effect on the date of transactions.  The resulting gains and losses are included in the consolidated statements of operations.

ii) The Company’s investment in its foreign operations (former equity investee) is of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year.  Related foreign currency translation adjustments are recorded as a separate component of shareholders’ equity in accumulated other comprehensive loss.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2007, the Company has no outstanding stock options.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

Recent Accounting Pronouncements – Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

(i)	Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company will adopt two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.  These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(ii)	Capital Disclosures

Effective January 1, 2008, The Company will adopt a new accounting standard, Handbook Section 1535, Capital Disclosures.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

3.           NOTES RECEIVABLE

	2007	2006
Note receivable, bearing interest at prime plus 2% per annum, due on demand, secured by a general security agreement. The note and all accrued interest have been repaid in full subsequent to the year-end.	$216,409	$-
Note receivable, bearing interest at 10% per annum, due on demand, secured by a general security agreement. The note and all accrued interest have been repaid in full subsequent to the year-end.	616,050	-
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary and is guaranteed by its major shareholder.	457,513	-
	1,289,972	-
Less: Current portion	832,459	-
	$457,513	$-

4.           INVESTMENTS
	2007	2006
Investment in significantly influenced company Common shares – at equity (1.4%) The market value does not reflect the underlying value of this investment (market value – 2007- $135,917; 2006 - $160,709)	$378,746	$508,630

Investment in significantly influenced company
Common shares – at equity (22.15%) (market value – 2006 - $3,332,167)	-	1
	$378,746	$508,631

On December 31, 2007 the Company completed the sale of its 22.15% shareholding in Polyair Inter Pack Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

5.           ASSETS AND LIABILITIES HELD FOR SALE

Pursuant to a purchase and sale agreement, the sale of Distinctive, a consolidated subsidiary, became effective on December 28, 2007.  The operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.  Accordingly, the Assets and liabilities held by Distinctive as at December 31, 2006 have been reclassified as Assets and Liabilities Held for Sale.

The assets held for sale and related liabilities as at December 31, 2006 are as follows:

2006
Current assets
Accounts receivable	$6,642,549
Inventories	5,162,875
Prepaid expenses	335,224
12,140 648
Property and equipment	1,193 449

Current liabilities Bank overdraft	435,146
Commercial credit facility payable	3,965,584
Accounts payable and accrued liabilities	4,501,340
Current portion of long-term debt	259,996
9,162,066
Long-term debt	552,689
Future income taxes	119,000
$671,689

6.	DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distnctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The note is secured by shares of Distinctive and is guaranteed by the purchaser.  Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.   Accordingly, $420,953 of the gain on the sale has been deferred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

7.           CAPITAL STOCK

(a)           Authorized

                           Unlimited$0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable,
                      Class A Preference shares

                           UnlimitedPreference shares, issuable in series

                           UnlimitedCommon shares

(b)           Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2004	5,011,307	2,621,151	315,544	141,826
Repurchase for cancellation	(4,300)	(2,249)	-	-
Exercise of stock options (Note 7(c))	87,500	79,625	-	-
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826

During the year, the Company repurchased Nil (2006 - 13,300; 2005 – 4,300) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $Nil (2006 - $17,674; 2005 - $12,681).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

7.           CAPITAL STOCK (continued)

(c)	Stock Options

The Company has a single Stock Option Plan.  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant.

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not to be less than the market price at the date of issuance.

As at December 31, 2007, the Company has no outstanding stock options.

	Number of Options			Average Exercise Price
	2007	2006	2005	2007	2006	2005
Beginning of year	-	190,000	277,500	$-	$2.29	$1.85
Exercised	-	-	(87,500)	$-	$-	$0.91
Expired	-	(190,000)	-	$-	$2.29	$-
End of year	-	--	190,000	$-	$-	$2.29

(d)           Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share.   These share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2007	2006	2005
Beginning of year	-	226,665	226,665
Exercised	-	-	-
Expired	-	(226,665)	-
End of year	-	-	226,665

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

8.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2007	2006	2005
		(Note 13)	(Note 13)
Numerator:
Earnings (loss) from continuing operations	$3,775,788	$(2,973,671)	$(1,071,295)
Loss from discontinued operations, net of taxes	(1,186,997)	(1,343,646)	(1,003,492)
Share of earnings (loss) from discontinued operations of significantly influenced company	639,964	(4,811,819)	(4,028,666)
Loss from discontinued operations	(547,033)	(6,155,465)	(5,032,158)
Numerator for basic and diluted earnings per share available to Common shareholders	$3,228,755	$(9,129,136)	$(6,103,453)
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,081,207	5,089,964	5,065,172
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$0.74	$(0.59)	$(0.21)

Loss per share from discontinued operations
Basic and diluted	$(0.11)	$(1.21)	$(0.99)

Earnings (loss) per share
Basic and diluted	$0.63	$(1.80)	$(1.20)

Basic and diluted loss per share is the same for 2005 as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

All stock options and share purchase warrants expired in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

9.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2007	2006	2005
		(Note 13)	(Note 13)
(a)Items not affecting cash:

Unrealized gain on short-term investments	$(179,984)	$-	$-
Unrealized (gain) loss on foreign exchange	356,272	(11,306)	83,386
Write-down of short-term investments	-	91,799	48,744
Impairment of goodwill	-	-	118,720
Equity loss of significantly influenced companies	723,175	783,926	847,323
Gain on dilution of investment in former equity investee	(67,881)	-	-
Gain on sale of investment in former consolidated subsidiary	(130,850)
Gain on sale of investment in former equity investee	(5,272,151)	-	-
Write-down of investment in significantly influenced company	140,000	-	-
Write-down of investment in former equity investee	-	991,732	-
Future income taxes (recovery)	(19,243)	695,418	10,927
	$(4,450,662)	$2,551,569	$1,109,100
(b)Change in non-cash components of working capital:

(Increase) decrease in accounts receivable	$(4,706)	$26,526	$4,420
Decrease (increase) in prepaid expenses	395	46,789	(67,420)
Increase (decrease) in accounts payable and accrued liabilities	587,587	(39,297)	3,566
Decrease in income taxes payable	(4,238)	(14,296)	(1,398,290)
	$579,038	$19,722	$(1,457,724)

(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$38,209	$63,807	$112,5531
Money market instruments	10,923,203	3,509,595	6,922,436
Total cash and cash equivalents	$10,961,412	$3,573,402	$7,034,989

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

10.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2006 – 36.1%; 2005 – 36.1%) to income as described below:

	2007	2006	2005
		(Note 13)	(Note 13)
Income tax computed at statutory combined basic income tax rates	$1,348,503	$(820,700)	$(390,303)
Increase (decrease) in income tax resulting from:
Large corporations and minimum taxes	-	-	10,410
Non-deductible items	(1,708)	78	-
Non-taxable equity items	287,101	641,012	305,884
Non-taxable portion of capital (gain) loss	(1,347,181)	67,209	96,452
Re-valuation of future tax benefits previously recognized (not recognized)	(289,000)	602,000	-
Future tax benefits not recognized	-	220,000	-
Other	(18,040)	(9,336)	(32,319)
Effective income tax provision (recovery)	$(20,325)	$700,263	$(9,876)

The components of income taxes are as follows:

	2007	2006	2005
		(Note 13)	(Note 13)

Current (recovery)	$(1,082)	$4,845	$(20,803)
Future (recovery)	(19,243)	695,418	10,927
	$(20,325)	$700,263	$9,876

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

10.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2007	2006
		(Note 13)
Current future income tax assets
Unrealized foreign exchange loss	$-	$18,000

Non-current future income tax assets
Non-capital loss carry-forwards	526,500	810,000
Capital loss carry-forwards	-	19,600
Other	-	7,387
Valuation allowance	(526,500)	(822,000)
	-	14,987

Total future income tax assets	$-	$32,987

The Company has non-capital loss carry-forwards of approximately $1,573,000 of which $496,000 expires in 2014,  $493,000 expires in 2015, and $584,000 expires in 2026.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

11.           RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Administration and management fees of $240,000 (2006 - $240,000; 2005 - $189,000) were paid to a company directors and officers of which are also directors and/or officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair, a bonus payment of $500,000 (2006 - $Nil; 2005 - $Nil) became payable to officers of the Company.  The amount is included in accounts payable and accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

11.           RELATED PARTY TRANSACTIONS  (continued)

Interest of  $Nil (2006 - $Nil; 2005 - $26,359) was paid to a company directors and officers of which  are also directors and/or officers of the Company.

In 2005, a $320,000 debenture redemption premium was paid to a company directors and officers of which are also directors and/or officers of the Company.

The Company’s former consolidated subsidiary (Note 12) made furniture sales of $Nil (2006 - $131,903; 2005 - $187,990) to its fifty percent owned equity investee company.

The Company’s former consolidated subsidiary (Note 12) paid rent of $211,598 (2006 - $355,206; 2005 - $321,128) to a company directors and officers of which are also directors and/or officers of the Company

The Company’s former consolidated subsidiary (Note 12) paid management fees of $26,000 (2006 - $72,000; 2005 - $72,000) to a company directors and officers of which are also directors and/or officers of the Company.

12.           DISCONTINUED OPERATIONS

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

	2007	2006	2005

Sales	$18,990,737	$30,262,368	$37,000,566

Loss before income taxes	$(2,473,725)	$(2,431,725)	$(2,741,315)
Income tax (recovery)	(55,000)	267,218	(737,748)
Loss before non-controlling interest	(2,418,725)	(2,698,943)	(2,003,567)
Non-controlling interest	1,231,728	1,355,297	1,000,075
Loss from discontinued operations	$(1,186,997)	$(1,343,646)	$(1,003,492)

Supplementary cash flow information
   from discontinued operations:
Interest paid	$674,673	$406,030	$215,344
Income taxes paid	-	-	204,909

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

13.           RESTATEMENT OF COMPARATIVE FIGURES

The 2005 and 2006 Consolidated Financial Statements have been restated (see Note 12) from statements previously presented to conform to the presentation adopted in the 2007 Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the year ended December 31, 2007.  This MD&A should be read in conjunction with the Company’s December 31, 2007 consolidated financial statements included elsewhere herein.

In this document and in the Company’s consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During this period, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

Until December 2007 the Company’s Furniture business comprised a 50.33% ownership interest in Distinctive, a manufacturer and importer of leather and fabric upholstered furniture. Approximately 36% of Distinctive's fiscal 2007 sales were derived from customers in the United States.  Distinctive produces and distributes its products from two facilities located in Toronto, Canada.  Distinctive’s largest competitors are local furniture manufacturers and distributors of offshore manufactured goods.

Due to the rise of the Canadian dollar and increased price competition from foreign manufacturers, Distinctive’s sales and profitability have been negatively impacted. In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 the Company announced its intention to initiate a process to sell its investment interest in Distinctive.  Effective December 28, 2007, the Company sold its shares in Distinctive and the debt owed to the Company by Distinctive to Distinctive’s other major shareholder. Accordingly, the operating results of Distinctive have been reported by the Company as Discontinued Operations.

Until December 2007 the Company’s interest in packaging consisted of a 22.15% ownership of Polyair, previously the Company’s packaging and specialty pool products subsidiary.  In March 2004 the Company sold a portion of its investment in Polyair. Notwithstanding that the Company retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights were limited, and accordingly, the Company did not control Polyair.  As the Company and Polyair no longer had a parent-subsidiary relationship, commencing March 2004, financial results for Polyair have been accounted for on an equity basis.  Polyair’s reporting currency is the U.S. dollar and its year-end is October 31.

Polyair manufactures products for the protective packaging industry and sells its products principally in North America to distributors and retailers who service a wide variety of end users.  Approximately 88% of Polyair’s 2007 sales were derived from customers in the United States.  Polyair manufactures its products at one Canadian and seven U.S. factories.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $15.8 million at December 31, 2007 compared to $12.3 million at December 31, 2006.  The ratio of current assets to current liabilities increased to 11.2:1 at December 31, 2007 from 2.21:1 at December 31, 2006.  The increase in working capital and the ratio of current assets to current liabilities resulted from the Company’s sale of its investment interests in Distinctive and Polyair and the proceeds received therefrom.

During the twelve months ended December 31, 2007 the Company’s cash position increased by approximately $7.4 million to $11.0 million from $3.6 million at December 31, 2006.  The net increase was due to the following:

-
Operating Activities decreased cash by $464,096.  This was a result of $1,051,146 in cash utilized in operations, including an unrealized loss of $356,272 on foreign exchange, offset by $579,038 of cash provided by changes in non-cash components of work capital and $8,012 of funds provided by discontinued operations.

-
Investing Activities increased cash by approximately $7.8 million due to proceeds of $420,954 received from the sale of Distinctive and $6,003,795 received from the sale of Polyair, as well as a decrease in short-term investment of approximately of $1.6 million.  These increases were offset by a net increase in notes receivable of approximately of $0.2 million.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RESULTS OF OPERATIONS

The financial data for 2006 and the first three quarters of 2007 has been restated from statements previously presented to conform to the presentation of the 2007 Consolidated Financial Statements (see Notes 12 and 13 to the Consolidated Financial Statements).  The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

		2007				2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenue	$135	$(228)	$238	$409	$(106)	$97	$(276)	$293

Earnings (loss) from continuing operations	4,313	(418)	(197)	58	(901)	(82)	(1,872)	(119)

Earnings (loss) from discontinued operations	(402)	(353)	(256)	464	(1,687)	(2,297)	(1,109)	(1,062)

Net earnings (loss)	3,911	(771)	(453)	522	(2,588)	(2,379)	(2,981)	(1,181)
Earnings (loss) per share from continuing operations
Basic and diluted	$0.85	$(0.08)	$(0.04)	$0.01	$(0.18)	$(0.02)	$(0.37)	$(0.02)
Earnings (loss) per share from discontinued operations
Basic and diluted	$(0.08)	$(0.07)	$(0.05)	$0.09	$(0.33)	$(0.45)	$(0.22)	$(0.21)
Earnings (loss) per share
Basic and diluted	$0.77	$(0.15)	$(0.09)	$0.10	$(0.51)	$(0.47)	$(0.59)	$(0.23)

General

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006:

(In thousands of dollars)	Three Months Ended December 31		Years Ended December 31
	2007	2006	2007	2006
Investment revenue	$135	$(106)	$554	$8
Expenses	(578)	(54)	(1,426)	(506)
Earnings (loss) on equity items	4,743	(368)	4,608	(1,775)
Earnings (loss) before income taxes	4,300	(528)	3,736	(2,273)
Income taxes	13	(373)	20	(700)
Earnings (loss) from continuing operations	4,313	(901)	3,756	(2,973)
Earnings (loss) from discontinued operations	(413)	81	(1,187)	(1,344)
Share of earnings (loss) from discontinued operations of equity investee	11	(1,768)	640	(4,812)
Net earnings (loss)	$3,911	$(2,588)	$3,209	$(9,129)

Review of Fourth Quarter and Year-End Results December 31, 2007 and 2006

Revenue. Revenue from investments amounted to $134,508 for the fourth quarter of 2007 compared to an investment loss of $105,901 for the comparable 2006 period. Revenue from investments for the year ended December 31, 2007 increased to $553,933 compared to $8,009 for the comparable 2006 period.  The quarter and year to date increases were due to the improved results achieved from the Company’s investment portfolio during the period.

Administrative and General Expenses.  Administrative and general expenses include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  Administrative and general expenses for the three months ended December 31, 2007 were $656,964 as compared to $172,757 for the comparable 2006 period. Administrative and general expenses for the year ended December 31, 2007 increased to $1,083,445 from $540,036 in the comparable 2006 period.  The increase in administrative and general expenses for the three months and the year ended December 31, 2007 was as a result of the management compensation incurred upon the completion of the Company’s disposition of its investment interest in Polyair.

Loss on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The Company incurred a foreign exchange gain of $78,821 during the three-month period ended December 31, 2007. This compares to a foreign exchange gain of $118,931 for the three-month period ended December 31, 2006. The substantial strengthening of the Canadian Dollar during 2007 resulted in the Company incurring a foreign exchange loss of $342,732 for the year ended December 31, 2007.  This compares to a foreign exchange gain of $34,277 for the year ended December 31, 2006.

Equity Loss. Equity loss amounted to $518,637 for the fourth quarter of 2007 as compared to equity loss of $367,950 for the comparable 2006 period. Equity loss for the year ended December 31, 2007 was $723,175 as compared to an equity loss of $783,926 for the comparable 2006 period.  Polyair’s performance for the fourth quarter of 2007 was impacted by decreased gross margins due to higher resin prices combined with a lower average product selling price and one-time legal and consulting expenses related to the potential sale of the business. Polyair’s performance for the year ended October 31, 2007 improved as a result of an improvement in gross margin. The improvement in gross margin was offset by the provision for fixed asset impairments and one-time professional fees related to the potential sale of the business.  The Company recorded an adjustment of $140,000 to the carrying value of its investment in a significantly influenced company in the fourth quarter of 2007.

Gain on Sale of Investments.  In December 2007 the Company sold its shares and the debt owed by Distinctive. The purchase price for the debt was paid for in cash. The shares were paid for by the delivery to the Company of a $1 million promissory note payable in ten equal consecutive annual instalments, with the first instalment due on January 15, 2009.  The promissory note has been discounted to its present value.  The promissory note is secured by a pledge of all of the shares of Distinctive owned by the Purchaser.  The disposition resulted in a gain of approximately $550,000.  Under Emerging Issue Committee Abstract #79, the gain on sale is only recognized in the Statement of Operations to the extent that it is realized.  Accordingly, $420,953 of the gain has been deferred and is reflected in the liability section of the Balance Sheet.  In December 2007 the Company sold its remaining shareholdings in Polyair for $6.0 million, resulting in a gain of approximately $5.3 million.

Income Tax Provision. The effective tax rate for the year ended December 31, 2007 and 2006 was (0.5%) and 30.8% respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the permanent differences associated with the tax treatment of capital gain transactions, the re-valuation of future tax benefits previously not recognized and the reserve provided against certain future tax benefits.  In 2006, a reserve was provided against the realization of the Company’s capital and non-capital losses carried forward.

Discontinued Operations.  In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive.  Effective December 28, 2007 the Company sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive, a loss of $1,186,997, have been classified by the Company as discontinued operations.  Distinctive’s performance for the fourth quarter and year ended December 31, 2007 continued to be impacted by a difficult retail environment due, in part, to the rise of the Canadian dollar and by competitive market conditions, primarily from offshore manufacturers.  In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment.  The sale of this segment was concluded during 2006. In 2006 Polyair’s management determined that its interests in Cross-Linked Foam and Expanded Polystyrene were not core to its Packaging business and disposed of these two operations. Polyair now operates with its packaging business as its principal business and accordingly, the operating results of its Pool, Cross-Linked Foam and Expanded Polystyrene businesses have been classified by Polyair as discontinued operations. Under an approved Plan of Arrangement during the first quarter of 2007, Polyair’s Pool Division Canadian Subsidiary’s liabilities were settled at a substantial discount and the resultant compromise was reported under Results from Discontinued Operations. Similar to the Canadian Subsidiary, Polyair’s Pool Division US Subsidiary’s liabilities were settled at considerably less than face value.  In addition, Polyair realized a gain on the sale of its Cross-Linked Foam business which is included in the Company’s $639,964 share of earnings from discontinued operations of Polyair.  Costs associated with the sale and wind down of these businesses by Polyair were also included in Discontinued Operations. There were no significant activities by Polyair’s discontinued operations in the remainder of its 2007 fiscal year.

Net Earnings (loss). Net earnings for the fourth quarter of 2007 were $3,911,342 as compared to net loss of $2,587,430 in the comparable 2006 period.  Net earnings for the year ended December 31, 2007 were $3,208,755 as compared to a net loss of $9,129,136 for the comparable 2006 period. The increase in the quarterly and the year-to-date earnings was a result of the gain on the sale of the Company’s investments in Distinctive and Polyair. This gain was offset by the discontinued operation loss of $1,186,997 from Distinctive.  The 2006 losses were due to the losses generated at both Distinctive and Polyair, the inclusion of the write-down of the Company’s investment in Polyair and the revaluation of the future income tax benefits on capital and non-capital losses carry forward.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2007. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum a fee of $26,000 for administrative, management and consulting services rendered.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair, a bonus payment of $500,000 became payable to Forum and officers of the Company.

Distinctive currently leases warehouse space located at 140 Wendell Avenue, Toronto, Ontario from Genterra Inc. (“Genterra”) on a month to month basis.  During the period under review, Distinctive paid $211,598 to Genterra in respect thereof.  Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and director of the Company and Genterra.  Fred A. Litwin owns or controls approximately 21.5% of Genterra.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at March 14, 2008:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,081,207

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

The Company’s return on its short-term investments is contingent upon the performance of the various professional managers and the public financial markets.

The Company currently holds and invests funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this could have a negative financial impact on the Company. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.

Multilateral Instrument 52-109 of the Canadian Securities Administrators, Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”) requires CEOs and CFOs to certify annually that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries.  Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program, Distinctive has not had the necessary resources to document its internal control over financial reporting and therefore a significant portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary.  The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007 pursuant to the requirements of MI 52-109 and have concluded that as of December 31, 2007 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive.  This weakness leads to uncertainty as to whether the control procedures at Distinctive have been carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may have failed to have been prevented or detected.  This weakness should also be considered a weakness in the Company’s disclosure controls and procedures for the period under review.  As a result of this weakness, information required to be disclosed in the Company’s 2007 annual filings (as such terms are defined under MI 52-109) and other reports filed or submitted under Canadian securities laws may not have been recorded, processed, summarized and reported within the time periods specified by those laws and material information may not have been accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.   Effective December 28, 2007 the Company disposed of its investment interest in Distinctive. Accordingly, the Company does not expect this weakness to exist in the future.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

Over the past few years, the Company’s former investment interests in both Distinctive and Polyair incurred substantial operating losses.  Management of the Company spent considerable time and effort in assisting these former business units in restructuring their operations and enhancing their ability to become more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With the divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.

Due to the relatively rapid time frame in which both sale transactions were completed, the Company is still evaluating its options which may include an acquisition and/or merger.  Management is also considering various other strategies designed to reduce costs and to enhance profitability.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.  If one or more appropriate long-term strategic investment opportunities are identified, it is possible that a portion of our cash or near cash resources may be deployed into such investments. The Company seeks to acquire investments in which significant additional sales volumes can be generated by adding capacity, marketing and distribution resources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Sales Returns and Allowances – Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations.

Customer Rebates – Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets.  Estimates of rebates accrued are continually revised to reflect actual rebates earned.

Allowance for Doubtful Accounts – Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments.

Valuation of Obsolete Inventory – In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as the above mentioned factors change.

As a result of the sale of the Company’s investment interests in both Distinctive and Polyair, the foregoing accounting policies will have no future impact on the Company’s business operations.

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has amended Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and subsequently issued Section 3861 “Financial Instruments – Disclosure and Presentation”.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. These Sections apply to financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has adopted these recommendations commencing January 1, 2007.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1506 “Accounting Changes” which permits voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The Company has adopted these recommendations commencing January 1, 2007.

The CICA has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As previously reported, Distinctive did not have the necessary resources to document its internal control over financial reporting. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 as required by Canadian securities laws and have concluded that as of December 31, 2007 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive. This weakness leads to uncertainty as to whether the control procedures at Distinctive were being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may have failed to have been prevented or detected and is accordingly also considered to have been a weakness in the Company’s disclosure controls and procedures.  As a result of this weakness, information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under MI 52-109) and other reports filed or submitted under Canadian securities laws may not have been recorded, processed, summarized and reported within the time periods specified by those laws and material information may not have been accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.  Effective December 28, 2007, the Company disposed of its investment interest in Distinctive and accordingly, the Company does not expect this weakness to exist in the future.  The Company will continue to monitor the system of disclosure controls and procedures and enhance them as necessary.

INTERNAL CONTROL OVER FINANCIAL REPORTING

MI 52-109 requires CEOs and CFOs to certify that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. The CEO and CFO are also required to certify that they have caused the Company to disclose in the Annual or Interim MD&A, as appropriate, changes in internal control over financial reporting that have had or will have a material effect on the Company’s internal control.

Internal control over financial reporting is properly designed when those controls would be expected to prevent or detect errors or fraud that could result in material misstatements in the financial statements. Information is considered material if its omission or misstatement could influence the economic decisions of users of the financial statements.

As previously reported, Distinctive did not have the necessary resources to document its internal control over financial reporting and therefore a portion of the basis for management’s certifications is not available.  The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary.  The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007 pursuant to the requirements of MI 52-109 and concluded that as of December 31, 2007 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation by Distinctive of the performance of critical control procedures. This weakness leads to uncertainty as to whether the control procedures at Distinctive were being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may not have been prevented or detected.  This weakness should also be considered as a weakness in the Company’s disclosure controls and procedures. Effective December 28, 2007, the Company disposed of its investment interest in Distinctive and accordingly, the Company does not expect this weakness to exist in the future.

There have no other changes in the Company’s internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s Annual Information Form, audited year- end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

DIRECTORS

Fred A. Litwin
Stan Abramowitz
Sol D. Nayman
Ian Dalrymple
Mark E. Dawber

OFFICERS

Fred A. Litwin - President
Daniel S. Tamkin - Vice President
Stan Abramowitz - Secretary

AUDITORS

KRAFT BERGER, LLP, Chartered Accountants
Toronto, Canada

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada

BANKERS

ROYAL BANK OF CANADA
Toronto, Canada

HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3

LISTED

THE NASDAQ STOCK MARKET
Symbol:                      CSLMF – Common

TORONTO STOCK EXCHANGE
Symbol:                      CMC – Common

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road
Toronto, Ontario
M5R 2H3